Filed by Entegris, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
       Subject Company: CMC Materials, Inc.
Commission File No.: 000-30205

Entegris to Acquire CMC Materials
Wednesday, December 15, 2021, 8:00 AM Eastern

PARTICIPANTS

Bill Seymour - Vice President, Investor Relations and Treasury, Entegris

Bertrand Loy - President and Chief Executive Officer,, Entegris

David Li - President and Chief Executive Officer,, CMC Materials

Greg Graves - Chief Financial Officer, Entegris

PRESENTATION

Operator
Ladies and gentlemen, thank you for standing by. Welcome to today's conference call to discuss Entegris' planned acquisition of CMC Materials. At this time, all participants have been placed in listen-only mode. The call will be open for your questions following the presentation.

As a reminder, this conference call is being recorded, and the press release and slide presentation regarding today's announcement are available on the Investor Relations section of each company's website. The archived replay can be accessed on both company's websites following the call. If you require assistance during today's call, please press star then zero and an operator will assist you offline.

I would now like to turn the call over to Bill Seymour, Vice Resident of Investor Relations and Treasury of Entegris. Please go ahead.

Bill Seymour
Thank you, Andrea, and good morning. Today we will be discussing our transaction with CMC Materials, which we announced earlier this morning. With me on our call this morning are Bertrand Loy, President and CEO of Entegris, and Greg Graves, CFO of Entegris. Also joining us today are David Li, CEO and President of CMC Materials.

As a reminder, any forward-looking statements we make during today's conference call are given in the context of today only. Actual results and events could differ materially from those discussed here. Please refer to the information on the disclaimer slide in the presentation as well as the additional information contained in the regulatory filings for both companies.

During today's call, we're going to be reviewing slides. You can follow the slides live on the webcast. Otherwise, the slides are available on both of our company's websites and on the micro site. I will now turn the call over to Bertrand. Bertrand?

Bertrand Loy
Thank you, Bill. Good morning, everyone, and thank you for joining us to discuss today's news. This is an exciting day for both Entegris and CMC Materials, and I am pleased to be joined on today's call by David Li, President and Chief Executive Officer of CMC Materials. I will start by providing the high level details about the transaction, and David will share his perspective. I will then discuss the strategic rationale and Greg will outline the financial benefits in more detail.

Turning to slide three, thank you, the addition of CMC Materials' portfolio adds leading CMP products and technology to Entegris's world-class solutions set, creating a comprehensive electronic materials platform. Together, we will provide enhanced materials and process solutions for the most advanced manufacturing environments and help our broad base of global customers to improve their productivity, technology performance, and cost of ownership.

We expect the transaction to be significantly accretive to non-GAAP earnings in the first year following close. The combined company will have a resilient business model with approximately 80% unit driven revenue. All of these elements, combined with the synergies we expect to achieve, provide a unique opportunity to generate significant value for our shareholders, customers, and other stakeholders.
Entegris to Acquire CMC Materials
Wednesday, December 15, 2021, 8:00 AM Eastern

On slide four, you will see additional detail on the terms of the transaction. We are announcing a cash and stock acquisition with a total value of approximately $5.8 billion, representing an enterprise value of $6.5 billion. Following completion of the transaction, Entegris' shareholders will own approximately 91% of the combined company, and CMC Materials' shareholders will own 9%.

The transaction is expected to be financed with a combination of equity issued to CMC Materials, new debt, and cash on hand. We have obtained fully committed debt financing, and the transaction is not subject to a financing condition.

This transaction will drive significant revenue and earnings growth and generate attractive accretion over the near and long-term, and you will hear more on this from Greg later on. We expect the transaction to close in the second half of 2022 once we satisfy all of the customary closing conditions, including approval by CMC Materials' shareholders.

We are very excited about the potential of this transaction to meaningfully expand our served markets, pave the way for us to enhance our customer relationships, and shorten our time to solution. We at Entegris have long had tremendous respect for CMC Materials' technology, its team, and its reputation for excellence, so we are excited about this transaction and the potential it represents.

And with that, I am pleased to hand the call over to David Li, the President and CEO of CMC Materials.

David Li
Thank you, Bertrand. It's a great pleasure being on the call this morning to announce the combination of our two companies, which we expect will provide enormous benefits for our customers and employees, as well as a strong premium for our shareholders.

On slide number five, you'll see some more detailed information about CMC Materials and what we do and who we serve. We are a leading supplier of advanced materials, operating in over 35 locations around the world with revenues of $1.2 billion. Over the course of our history, we significantly scaled our business, and today we are a global leader in CMP slurries and CMP pads, essential parts for our industry.

Since our founding, we've always put the customer at the center and evolved to meet their needs, and that's been the key to our success. We've created a differentiated customer collaboration model to address the most critical CMP challenges from leading fabs, and it's exciting to think about how our focus and technology innovation can accelerate when adding in Entegris's deep expertise in purification, contamination control, and advanced materials.

Before turning the call back over to Bertrand, I just want to note that, from the very first discussions with the Entegris team, it was clear to me that they had a very strong understanding and appreciation of what we have built, and they have placed great value on the expertise of our team and the quality of our products and solutions.

I'm very proud of the hard work and dedication that has led us to this opportunity. CMC has a well-recognized legacy of innovation and leadership in CMP technology and advanced materials, the result of the commitment of each of our colleagues. I want to thank our employees for their dedication and support in building CMC Materials to what it is today.
Entegris to Acquire CMC Materials
Wednesday, December 15, 2021, 8:00 AM Eastern

I strongly believe that Entegris is the right partner for CMC Materials, and our employees and customers will benefit greatly from the resources and scale that Entegris can deploy. My team and I look forward to closely working with the Entegris team as we work together on the integration. Back over to you, Bertrand.

Bertrand Loy
Thank you, David. On slide six, you will see how this unique combination of product breadth and industry focus translates into an expansion in our shared market. Once this transaction is complete, we expect to offer a compelling value proposition to customers in the industry through a broader portfolio of solutions and enhanced operating capabilities in the fab environment but also across the entire ecosystem.

This acquisition will meaningfully expand our served market in semiconductor applications to approximately $12 billion as well as our content per wafer opportunity. It also enhances the resilience of our model with an increase of our recurring unit driven revenue from 70% to approximately 80%. And critically, it will enhance our foundation for future innovation by nearly doubling our patent and IP portfolio.

Turning to slide seven, many of you who are familiar with our industry know that chemical mechanical planarization is one of the most important processes in the manufacturing of semiconductors and microelectronics. It is also a process integral to some of the greatest challenges our customers continue to face. Namely, we are increasingly working with novel deposition materials, more complex structures with smaller features, all of which are the source of increasingly significant yield challenges.

The combined company will have an innovative technology portfolio across the industry supply chain and very deep expertise in materials science, contamination control, and fluid and wafer handling, ultimately better positioning us to meet the challenges our customers are facing. By bringing together Entegris and CMC Materials' expertise and abilities to create a better CMP solutions set, we expect to be able to deliver faster adoption of new materials, improved yields, and drive shorter development times.

This slide, slide eight, really captures why CMC Materials' portfolio is the perfect fit for Entegris as we aim to optimize the discrete process steps around the CMP module. At Entegris, we are developing the next generation of deposition materials, and CMC Materials, as you know, is focused on developing slurries and pads to achieve high polish rates and excellent topology for these deposited films.

Additionally, CMC Materials' understanding of slurry composition and Entegris's ability to formulate effective cleans will increase speed to yield during deposit CMP processing. Combined, Entegris and CMC Materials enable a complete process solution for a high-yielding CMP module. This complementarity in our offering will translate into faster time to solution and faster time to ramp for our customers.

Moving to slide nine, where we are already, I have talked about this flywheel a lot. And as you know, it is a very important framework for us. It is actually more than a model for us. It is a mindset, a growth mindset. And I believe that the addition of CMC Materials' portfolio and capabilities will supercharge our flywheel, resulting in enhanced customer collaboration, improved service, and faster time to solution.
Entegris to Acquire CMC Materials
Wednesday, December 15, 2021, 8:00 AM Eastern

CMC Materials' proven slurry and pad technology, combined with Entegris's leading cleaning, filtration, and materials handling expertise, will provide the customer with the full CMP wafer processing and defect inspection capabilities in our technology centers in Taiwan, Korea, and here in the U.S. Investments already planned by each company in Asia will improve customer access to a more complete CMP solution than either company would have been able to realize alone, and this will be achieved with a lower overall capital investment. And of course, we can layer all of this on top of our proven operational excellence.

With that, I will now turn the call over to Greg Graves, our CFO, to discuss the compelling financial attributes of the transaction. Greg?

Greg Graves
Thank you, Bertrand, and good morning, everyone. Turning to slide 10, the combination is expected to generate annualized cost savings of approximately $75 million within 12 to 18 months following the close of the transaction. And to be clear, these cost synergies are above and beyond CMC Materials' own recently announced cost savings from the Future Forward initiative. Bringing together Entegris and CMC Materials is also expected to generate significant revenue synergies and CapEx avoidance savings, as Bertrand just referenced.

Turning to slide 11, our management team at Entegris has a long track record of efficiently and effectively integrating businesses both large and small, capturing cost synergies at the same time as accelerating the top line. We will follow that proven playbook with this transaction.

Slide 12? The meaningful scale Bertrand just discussed will really financially strengthen us, not only through significant cost synergies but also through the additive power of our very talented teams. The result will be enhanced value for shareholders. Together, we will have consolidated revenue of approximately $3.4 billion and pro forma adjusted EBITDA of approximately $1.1 billion, which implies an adjusted EBITDA margin of approximately 32%.

Turning to slide 13, we are targeting a gross leverage ratio at closing of approximately 4 times EBITDA. Given our strong cash flow generation, Entegris will be well-positioned to rapidly reduce leverage to less than 3.0 and return to our ongoing leverage target of 2 in the next several years. This approach to deleveraging is a similar playbook to what we have done before. While deleveraging is a priority, we expect to continue to invest in growth opportunities as well.

We intend to suspend our share buyback program. However, we will maintain our quarterly dividend, which we recently announced we are increasing 25%.

Let me now turn the call back over to Bertrand for some closing comments.

Bertrand Loy
Thank you, Greg. This slide highlights the exceptional value this transaction will deliver to all stakeholders; to our customers, to our teams, and of course to our shareholders.

In closing, we are very excited for the future, both in terms of the promise and growth of our industry and for the role that Entegris will have in making that happen. So, thank you all again for joining us today. We look forward to working with the CMC Materials' team to complete this combination. And I will now turn it back over to the operator for questions.

Entegris to Acquire CMC Materials
Wednesday, December 15, 2021, 8:00 AM Eastern

Question and Answer

Operator
We will now begin the question and answer session. To ask a question, you may press star then one on your touchtone phone. If you are using a speakerphone, you will need to pick up your handset before pressing the keys. To withdraw your question, please press star then two. Once again, that was star then one to ask a question. And at this time, we will now pause momentarily to assemble our roster.

And our first question will come from Toshiya Hari of Goldman Sachs. Please go ahead.

Toshiya Hari
Good morning. Thanks for taking the question, and congrats to both teams on the announcement. I have to two questions, if I may. I guess, Bertrand, when we think about your competitive position in your current products, whether it be filtration or your AMH business, you're very, very dominant on a global basis. I think CMC has a very dominant position in tungsten slurries.

But in CMP pads, obviously there's a very strong competitor, and I think the EC business, based on the numbers that you guys presented, the market share today is around 15% to 20%. So, how do you intend or how do you plan to compete in the classic CMC side of the business given how you're set up differently vis-à-vis some of the products that you run today?

And then part B of my first question is you just announced a 15% long-term growth rate. Does the integration of CCMP--or CMC, rather, change your view on how fast the combined business can grow? Then I've got a follow-up. Thank you.

Bertrand Loy
Yes. So, thank you, Toshiya, for the question. Look, I think that this combination is extremely exciting. It's highly complementary. As you describe, the product portfolio of the two companies will put us in a position to contribute to the process technology development of our customers in a way that neither of the two companies would have been able to do individually.

For instance, I think that the combined technical talent of CMC Materials and Entegris will focus on polishing technologies, materials science, pad design and manufacturing. And the interaction of pad with pad conditioners that Entegris has been developing for many years would also be the source of improved product performance and manufacturability.

So, I think that there are many different ways for us to think about positive synergies. One is some of the co-optimized solutions that we're going to be talking more specifically after closing, but also cross-selling opportunities and just broadly stronger customer support and collaboration.

And back to your question about the growth rate, we really do believe that, as we execute on our integration plans and as we unlock some of those positive synergies, I think that this combination will be the source of very exciting growth for the combined platform.

Entegris to Acquire CMC Materials
Wednesday, December 15, 2021, 8:00 AM Eastern

Toshiya Hari
That's very helpful. Thank you so much. And then as a quick follow-up--sorry, two separate questions but hopefully two quick ones. How should we think about the regulatory process? I think you noted that you expect the deal to close in the second half of '22. But just given sort of the geopolitical backdrop and everything that's going on, I think there is concern that deals are harder to close. So, how should we think about that?

And then just on the DRA business that CMC runs today, it's been, I guess, a part of the business that's weighed on investor sentiment and valuation for CMC. Assuming this deal does close, how do you intend to go about running that business or, I guess, not running that business? Thank you.

Bertrand Loy
Well, to your first question, as I mentioned, we have very complementary portfolios with essentially no overlap to speak of. And we are obviously well advised, and I would say that we would not have been structuring this transaction if we did not think we could complete it.

With respect to your question about the pipeline business, I think that it's fair to say that there are parts of the portfolio of CMC Materials that we know less, and we will spend a lot of time as part of the integration planning process to gain further understanding of the various parts of the portfolio for CMC Materials. And we will share our views after closing.

Toshiya Hari
Thank you so much. Congrats again.

Bertrand Loy
Thank you.

Operator
The next question comes from Kieran de Brun of Mizuho. Please go ahead.

Kieran de Brun
Hi. Good morning, and congratulations on the transaction. I guess just if you can dial in a little bit more into how we should think about the opportunities. And I know you'll have more on this once you complete the merger or complete the acquisition. But the opportunities for the co-optimized CMP solutions and cross-selling opportunities, it seems like this really fills out your total, let's say, product offering in terms of the materials that you're selling into the production of the semiconductor. So, any preliminary thoughts you have on some of those revenue synergies would be appreciated.

Bertrand Loy
We will not quantify those at this point. We will provide a little bit more clarity about the nature and the magnitude of those opportunities after closing. But again, at high level, I would say that I think that there are many different ways for us to think about optimizing the various components that you saw on one of the slides we presented today. One of the most immediate areas of optimization will be around pad conditioners and interaction between those two products, and obviously slurry and slurry filtration.

The other thing I would add is that we also have deep polymer and surface science expertise at Entegris. And I really do believe that this expertise will be beneficial to the CMC Materials' pad business.
Entegris to Acquire CMC Materials
Wednesday, December 15, 2021, 8:00 AM Eastern

Kieran de Brun
Great. And I guess just following up on that last point, you've mentioned the intent or want to, I guess, expand into the life sciences space. Is that still something that you'll consider and pursue going forward independent of the acquisition of CCMP?

Bertrand Loy
Of course. I think just a few short weeks ago, we were talking about all of the many reasons we were excited about the growth opportunities, the organic growth opportunities of the Entegris' platforms. And I can assure you that we thought very carefully about how we would be structuring the financing of this transaction in order to be able to continue to maintain adequate level of funding to all of the exciting organic growth opportunities that we have in the pipeline. So, you should really think about this transaction and this combination as being additive to what we were discussing a few weeks ago with all of you.

Kieran de Brun
Great. Thank you, and congratulations again.

Bertrand Loy
Thank you.

Operator
Our next question comes from Sidney Ho of Deutsche Bank. Please go ahead.

Sidney Ho
Thanks. Let me add my congratulations to both teams. My first question is on the synergy side, cost synergy side to be exact. So, you talk about cost synergy of $75 million, which seems relatively low compared to the size of the deal and maybe low compared to the deals that you have done in the past. Is that just a function that CMC is already a well-run company and that this deal has more to do with revenue growth and cost synergies?

Bertrand Loy
Greg, would you want to take that question?

Greg Graves
Sure. Yes. No, I think your comment on it being low, I think for now our view is that that that's the right number. Recall that CMC has recently announced their own cost reduction initiative program called Future Forward, which was going to take some meaningful cost out of the business already. And so, what we're talking about here is above and beyond those costs.

Bertrand Loy
And then to add to that, Sidney, I think you alluded to it in your question. It is indeed about growing faster together, and that's really why this combination is really exciting.

Sidney Ho
Okay, that's fair. Maybe I'll switch over to the CapEx side as well. So, you talk about capital avoidance of about $40 million. Can you walk us through in what areas that may come from, and how does that change the view of CapEx intensity of your business going forward as compared to what you outlined just two weeks ago at the Analyst Day?

Bertrand Loy
Go ahead, Greg.
Entegris to Acquire CMC Materials
Wednesday, December 15, 2021, 8:00 AM Eastern

Greg Graves
So, a couple of areas on the CapEx side. I think first of all when we look, we both have meaningful technology applications labs in all the major countries around the world. And when we looked at each other's plans, we were like, "We're going to invest here," and then like, "No, we're going to invest here too." In a number of those areas, we only need one set of investment when you think about--things like metrology equipment would be an example in terms of what you've got in the labs. You don't need two sets of those materials.

There's also likely to be opportunity on the footprint. And then as we think about some of the integration related activities, there were significant plans around ERP investments that will be part of our integration as opposed to investments that they'll have to make independently. Those are three areas, for instance.

Sidney Ho
Okay, that's helpful. Thanks.

Operator
The next question comes from Patrick Ho of Stifel. Please go ahead.

Patrick Ho
Thank you very much, and congrats as well on the deal. Bertrand, I see a lot of the potential synergies and how CMC accelerates Entegris's growth opportunities going forward. Can you, I guess, give a little more color in terms of how you can accelerate some of the growth opportunities on the CMC side? What are you able to provide that can accelerate their business's growth opportunities on a going-forward basis?

Bertrand Loy
So, Patrick, in fact I think that both the companies will be supporting each other's platforms. So, I mentioned already the example about pads, pad conditioners. Another area for us would be to bring about our chemical purification process control and quality system expertise to the electronic chemical business of CMC.

But I also would like to say that CMC's polishing expertise will hopefully accelerate the adoption of some of the new methods that the industry has been considering adopting. We've been talking a lot about molybdenum, ruthenium. We have developed methods to synthesize and stabilize those molecules. But we, as an ecosystem and as an industry, need to now work on the right polishing solutions for those harder metals and metals more difficult to polish.

So, I think that the combination of capabilities, that materials science and the know-how around abrasive technology, I think will be of great interest to our customers as they consider introducing some of those materials with higher electric properties and to do that in a shorter time frame. So, that's why we are excited. I think there are many different ways we could combine our respective competencies to bring about solutions faster to market. And frankly, that's why you hear David and I being so excited about the promises of this combination.

Patrick Ho
Great. Thank you very much.

Operator
The next question comes from Josh Silverstein of Wolfe Research. Please go ahead.
Entegris to Acquire CMC Materials
Wednesday, December 15, 2021, 8:00 AM Eastern

Josh Silverstein
Yes, hi. Good morning, guys. This transaction follows up on the BASF transaction from just two months ago, and then obviously you had the transaction early last year as well. Can you just talk about why acquisitions were needed to get much deeper into slurries and pads versus doing this organically for you guys?

Bertrand Loy
Well, I think the answer is very simple. We didn't have the internal competencies to do that ourselves. It would have taken an inordinate amount of time and resources and capital to do so. So, I think the smarter strategy was to acquire our way into this particular class of materials, which has always been an interest of--an area of strategic interest for us.

So, we are delighted to be able to combine with CMC Materials. I think it is giving us the right platform, frankly, to be the trusted partner that we aspire to being as Entegris in this particular very important area of CMP.

Josh Silverstein
Got it. And then I think it was touched on a little bit beforehand, but can you just talk about the deleveraging efforts? Obviously, there's the portfolio of performance materials business that CCMP has, if that is considered to be a non-core asset here, or even assets within the Entegris' portfolio that you may look to divest here, or is the deleveraging efforts going to be purely organic at this point?

Bertrand Loy
Look, I think as I said, there are parts of the portfolio of CMC Materials that we need to spend more time assessing and understanding, and with the hope of finding ways to create new value as we combine the CMC Materials' platform into this broader set of capabilities that we have it Entegris. So, as I said, more to come. We will perform this evaluation as part of the integration planning phase and will share more after closing.

Josh Silverstein
Great. Thanks, guys.

Operator
The next question comes from Amanda Scarnati of Citi. Please go ahead.

Amanda Scarnati
Good morning. The first question I have is sort of on customer reactions to this, right? So, at this point, Entegris is going to become sort of this one-stop shop across the board on the CMP and pre-CMP processes. Have customers been looking for this expansion of the portfolio, or do you expect to see any sort of pushback as you become sort of this one-stop shop?

Bertrand Loy
I expect the customers to be really, really extremely supportive of this combination. For them, it translates into having a well-capitalized technology development partner that can really help them accelerate the development of a number of critical solutions to their roadmap. And if you think about what our customers are trying to do, they are trying to transition to the next node and to be able to yield at acceptable levels. And what they are trying to do is just becoming increasingly more complex, with the types of architectures they are trying to adopt and the further degree of miniaturization of those structures.
Entegris to Acquire CMC Materials
Wednesday, December 15, 2021, 8:00 AM Eastern

So, I think that being able to rely on a company that is very committed to their roadmap, that has an intimate knowledge of their integration scheme, a company that would be willing to invest in state-of-the-art technology centers where they can partner and co-develop that next generation of technology, I think this is representing tremendous value for our customers and for the industry at large.

Amanda Scarnati
Can you just talk about the prior slurries acquisitions that you did last quarter and other pieces that you've had earlier? Is there any overlap there, any concern of competing product lines here?

Bertrand Loy
No, there is absolutely no overlap. The two companies that we acquired were small companies, very focused on the polishing of hot substrates, silicon carbide, gallium nitrate in particular, which have not been traditional areas of focus for CMC Materials.

And we've said all along when we acquired those two small companies that the reason we were focusing elsewhere was that the semiconductor applications were well-served by a number of well-established incumbents, and we didn't feel that it was a smart decision for us to try to compete there. So, again, I don't see that there's any overlap whatsoever between the two platforms, even around those slurry platforms.

Amanda Scarnati
Perfect. Thank you.

Operator
The next question comes from Mike Harrison of Seaport Global Securities. Please go ahead.

Mike Harrison
Hi. Good morning, and congratulations to both of you. The first question I have is on the high-purity process materials business. I know in the past that you've viewed that business as being a little bit more toward the commodity ends of things. I think even CMC viewed that business that way. But there are probably some opportunities to enhance the mix and improve capabilities. You referenced bringing some of your chemical purification process control capabilities into that business.

But looking at slide eight that you've provided there, it doesn't seem like you're really including the electronic chemicals piece within kind of where you play in the ecosystem. So, I guess my question is can you just talk in a little bit more detail about how you're looking at that business, and how do you think about the electronic chemicals piece potentially accelerating growth and accelerating development opportunities?

Bertrand Loy
Right. So, the presentation was not really intended to cover all of the areas where we believe there could be some potential synergies. It was really a choice that we made to really focus on the CMP module, which is one of the most demanding modules in semiconductor manufacturing, and this is the place where we see the most opportunities for us to co-optimize solutions.
Entegris to Acquire CMC Materials
Wednesday, December 15, 2021, 8:00 AM Eastern

As I said, I think that there are opportunities as well for us to hopefully increase the value proposition of the electronic chemicals business. That's something that we will be assessing very carefully in the months to come. And we will be in a position to shed a little bit more light around possible synergies there as well after closing.

Mike Harrison
All right. Just a couple of quick ones, kind of housekeeping questions. In terms of what specific countries will be requiring regulatory approval, do you have that list already? And I'm curious, is China SAMR approval on that list?

Bertrand Loy
So, we have a list. This is a list that is evolving. We have a number of advisors looking at it, and that list will be finalized over the next few days. And yes, of course, China is a jurisdiction in which we will be filing for regulatory approval.

Mike Harrison
All right. And then in terms of how much debt you'll need to raise, what do you think the number is there, and what kind of interest rate do you think you can get on that debt?

Bertrand Loy
Greg, do you want to take that?

Greg Graves
Yes. I don't want to be terribly specific on the terms of the debt. We do have a fair amount of flexibility in terms of how we ultimately finance the transaction. But in order of magnitude, it's $4.5 billion. And order of magnitude, we would expect the rates to be--they're going to be north of where our current rates are, and we're willing to talk more about that as time progresses.

Mike Harrison
All right, and then last question. Will both companies continue paying dividends while the deal is pending?

Greg Graves
I'll comment on the Entegris dividend. We do intend to continue to pay the dividend. We are suspending our buyback.

Mike Harrison
Right.

Bertrand Loy
And then, David, do you want to talk about the CMC Materials part?

David Li
Yes. So, we just declared--thanks, Bertrand. We just declared a dividend. That'll pay out in June. We also intend to issue one in--or declare one in March. And then I think we'll take a look at things at that time and likely suspend the program after that next declaration. There'll be more terms of the dividend policy in the merger agreement when it's out there.

Mike Harrison
Okay, understood. Thanks, David. Thanks, everyone.
Entegris to Acquire CMC Materials
Wednesday, December 15, 2021, 8:00 AM Eastern

Operator
The next question comes from Chris Kapsch of Loop Capital Markets. Please go ahead.

Chris Kapsch
Yes. Hi, good morning, and my congratulations to the Entegris team and to David. And so, this was kind of covered in just the prior question, but obviously the CMP module has been one that's been viewed as highly complementary to the Entegris' portfolio for some time. And so, that's great, especially to the extent that's an integral piece of the chip industry's technology roadmap.

But based on prior conversations, Bertrand, that we've had, my sense was, with the high-purity process chemicals business, that there's maybe less opportunity for innovation with that business with the chipmakers. So, I'm just wondering as you've done diligence on this transaction, is there a refreshed view of that? And I'm asking because if there are potential synergies, for example, to improve the competitive positioning of that business as you lean on your microfiltration capabilities, would this be a business that you would actually look to expand beyond sort of the current geographic structural nature of that niche industry?

Bertrand Loy
So, Chris, it is a good question. It is an important question. As I mentioned earlier, we will take the time to assess the various options, and we will have an answer at closing.

Chris Kapsch
Okay. And then, sorry, I'm out of my office so I haven't had a chance to review the document you guys provided real-time. But on the synergies that you've called out, is it fair to assume that these are sort of more typical transaction cost synergies and that the top line collaborative cross-selling synergies that you alluded to are something that you're not identifying and factoring into at this point yet, given it could be--certainly it could be multiple years to develop those opportunities?

Bertrand Loy
It is correct, Chris. So, the $75 million is really a number covering savings in cost of goods sold and operating expenses, and it's not factoring in the positive synergies that we expect to unlock. And the reason we are not doing it is exactly to your point. We know from experience that it takes a few years for us to fully realize the potential of the combination. So, they exist. We will provide more clarity about the source of those positive synergies at closing, but it will take a little bit longer to realize them.

Chris Kapsch
Great. And then just lastly, a little bit more nuance on the synergy question, I guess. So, as the purification needs in the industry have become more amplified and as the filtration systems that you've been selling into the ecosystem have expanded beyond just the fab and into the supply chain, I'm assuming photoresist and CMP suppliers are customers. So, I'm assuming CMC Materials is a filtration customer of yours. Is that accurate? And would that relationship therefore be viewed as part of this cost synergy, essentially a captive customer? Thank you.

Bertrand Loy
Right. So, yes, CMC Materials is a customer of Entegris, and the nature of that relationship is really about providing filters and high-purity drums. And it is part of the cost of goods sold synergies that we expect to generate, yes.
Entegris to Acquire CMC Materials
Wednesday, December 15, 2021, 8:00 AM Eastern

Chris Kapsch
All right. Thank you very much.

Bertrand Loy
Thank you.

Operator
The next question comes from Alex Yefremov of KeyBanc. Please go ahead.

Alex Yefremov
Thank you, and good morning, everyone. Bertrand, you talked about growth a little bit, but I wanted to ask you of your view of perhaps growth through 2024, or whatever long-term period you choose, for CMP business and then for the chemicals business for this company.

Bertrand Loy
I'm sorry, I was on mute. Could you please reframe the question?

Alex Yefremov
Yes. Your view on sales growth for the CMP business and then for the electronic chemicals business perhaps through 2024 or 2025. What's the normal CAGR relative to your organic CAGR?

Bertrand Loy
Look, I'm not sure it's appropriate for me to describe that. Obviously, as part of our due diligence we've been exposed to a number of internal documents of CMC Materials that are not public. So, I don't think it would be appropriate for me to give you a specific number.

But needless to say, as I mentioned earlier, we believe that the combination of the existing growth plans on a standalone basis combined with the positive revenue synergies that I was mentioning earlier will actually allow us to maintain a very attractive growth rate for the combined company.

Alex Yefremov
Okay. Thank you. And then clarification on the CapEx synergies. Are those sort of one-time in nature, or you were talking about the recurring reduction in annual CapEx?

Greg Graves
No, those would be one-time in nature. We're just trying to highlight the fact that we have similar investment templates over the next several years. And some of the things we were investing in were common, and we both won't need to invest in those capabilities.

Alex Yefremov
Understood. Thank you.

CONCLUSION

Operator
This concludes our question and answer session. The conference has now also concluded. Thank you for attending today's presentation and you may now disconnect.

Entegris to Acquire CMC Materials
Wednesday, December 15, 2021, 8:00 AM Eastern

Entegris to Acquire CMC Materials
Wednesday, December 15, 2021, 8:00 AM Eastern

Additional Information about the Merger and Where to Find It
This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Entegris, Inc. (“Entegris”) and CMC Materials, Inc. (“CMC”). In connection with the proposed transaction, Entegris intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of CMC and that also constitutes a prospectus of Entegris. Each of Entegris and CMC may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or Registration Statement or any other document that Entegris or CMC may file with the SEC.  Any definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of CMC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Entegris and CMC, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Entegris will be available free of charge on Entegris’ website at http://Entegris.com or by contacting Entegris’ Investor Relations Department by email at irelations@Entegris.com or by phone at +1 978-436-6500. Copies of the documents filed with the SEC by CMC will be available free of charge on CMC’s website at www.CMCmaterials.com/investors or by contacting CMC’s Investor Relations Department by email at investors@CMCmaterials.com by phone at +1 630-499-2600.

Participants in the Solicitation
Entegris, CMC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Entegris is set forth in Entegris’ proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 17, 2021, and Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 5, 2021. Information about the directors and executive officers of CMC is set forth in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on January 19, 2021, and CMC’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021, which was filed with the SEC on November 12, 2021. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus included in the Registration Statement, and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Registration Statement and the proxy statement/prospectus carefully when these become available before making any voting or investment decisions. You may obtain free copies of these documents from Entegris or CMC using the sources indicated above.

Cautionary Note on Forward Looking Statements
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements, including statements related to anticipated results of operations, business strategies of Entegris, CMC and the combined company, anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on Entegris’ and CMC’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of CMC’s and Entegris’ operations or operating results, are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Entegris’ and CMC’s control, and could cause actual results to differ materially from those indicated in such forward-looking statements. These factors and risks include, but are not limited to, (i) weakening of global and/or regional economic conditions, generally or specifically in the semiconductor industry, which could decrease the demand for Entegris’ and CMC’s products and solutions; (ii) the parties’ ability to meet rapid demand shifts; (iii) the parties’ ability to continue technological innovation and introduce new products to meet customers’ rapidly changing requirements; (iv) Entegris’ and CMC’s ability to protect and enforce intellectual property rights; (v) operational, political and legal risks of Entegris’ and CMC’s international operations; (vi) the increasing complexity of certain manufacturing processes; (vii) raw material shortages, supply and labor constraints and price increases; (viii) changes in government regulations of the countries in which Entegris and CMC operate; (ix) the fluctuation of currency exchange rates; (x) fluctuations in the market price of Entegris’ stock; (xi) the level of, and obligations associated with, Entegris’ and CMC’s indebtedness; (xii) the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and (xiii) other risk factors and additional information.  In addition, risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Entegris’ businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with CMC’s ability to obtain the approval of the proposed transaction by its stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a regulatory consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the outcome of any legal proceedings related to the merger, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction.  While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and proxy statement/prospectus are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For a more detailed discussion of such risks and other factors, see Entegris’ and CMC’s filings with the Securities and Exchange Commission, including under the heading “Risks Factors” in Item 1A of Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 5, 2021, and CMC’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021, which was filed with the SEC on November 12, 2021 and in other periodic filings, available on the SEC website or www.Entegris.com or www.cmcmaterials.com. Entegris and CMC assume no obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.